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SEC Mail Processing Section
FEB 27 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICG CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 SOUTH COLLEGE STREET, SUITE 1610
(No. and Street)

CHARLOTTE (City) NC (State) 28244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANNE DEGENSHEIN (360) 833-1484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

111 Metropolitan Ave, Suite 1000 (Address) CHARLOTTE (City) NC (State) 28204 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, SCOTT UPTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICG CAPITAL SECURITIES, LLC, as of FEBRUARY, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

J. BRIAN BAUCOM
NOTARY PUBLIC
Mecklenburg County, North Carolina
My Commission Expires June 29, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ICG Capital

ICG CAPITAL SECURITIES, LLC

Financial Statements

as of and for the year ended

December 31, 2016

and

Report of Independent Registered Public Accounting Firm

ICG CAPITAL SECURITIES, LLC

TABLE OF CONTENTS


Cherry Bekaert LLP
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
ICG Capital Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of ICG Capital Securities, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I (Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Charlotte, North Carolina
February 22, 2017

ICG CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

CURRENT ASSETS	
Cash	251,368
Accounts receivable - Trade	30,000
Prepaid expenses	3,638
Accounts receivble - member	9,157
TOTAL CURRENT ASSETS	294,163
FIXED ASSETS, net	3,176
OTHER ASSETS	
Refundable deposits	4,617
TOTAL OTHER ASSETS	4,617
TOTAL ASSETS	301,956

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable - Trade	4,995
Accrued payroll	67,502
Deferred rent	1,298
TOTAL CURRENT LIABILITIES	73,795
LONG-TERM LIABILITIES	
Deferred rent	4,113
TOTAL LONG-TERM LIABILITIES	4,113
TOTAL LIABILITIES	77,908
MEMBER'S EQUITY	
Member's equity	224,048
TOTAL MEMBER'S EQUITY	224,048
TOTAL LIABILITIES AND MEMBER'S EQUITY	301,956

ICG CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS
For the year ending December 31, 2016

REVENUES	
Securities revenue	$ 1,057,375
Expense reimbursement income	23,433
TOTAL REVENUES	1,080,808
EXPENSES	
Regulatory fees and expenses	21,277
Rents	26,477
Compensation	342,806
Computer and internet expense	9,033
Consulting and professional fees	21,005
Unrelated broker dealer fees	49,000
Dues and subscriptions	5,125
Travel expenses	35,039
Meals and entertainment	19,559
Depreciation and amortization	301
Other expenses	19,932
TOTAL EXPENSES	549,554
NET INCOME	$ 531,254

ICG CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ending December 31, 2016

MEMBER'S EQUITY, January 1, 2016	$	127,794
Distributions		(435,000)
Net income		531,254
MEMBER'S EQUITY, December 31, 2016	$	224,048

ICG CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the year ending December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 531,254
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	301
Changes in operating assets and liabilities:	
Accounts receivable - Trade	(10,000)
Related party receivable	12,000
Prepaid expenses	(1,508)
Accounts receivble - member	(5,966)
Accounts payable - Trade	(3,668)
Accrued payroll	36,440
Deferred rent	3,319
NET CASH PROVIDED BY OPERATING ACTIVITIES	562,172
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(1,673)
NET CASH USED IN INVESTING ACTIVITIES	(1,673)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(435,000)
NET CASH USED IN FINANCING ACTIVITIES	(435,000)
Net increase in cash	125,499
Cash at the beginning of year	125,869
Cash at the end of year	$ 251,368

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

ICG Capital Securities, LLC (the "Company") was formed as a North Carolina limited liability company in October 2013 and is a member firm of Financial Industry Regulatory Authority, Inc. ("FINRA") approved to sell private placement offerings, engage in Merger & Acquisition transactions, and pay/receive referral fees, commissions and other related income to or from other Broker/Dealers. The Company received its approval for FINRA membership on April 2, 2014. The Company elected to be treated as an S Corporation for income tax purposes.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles as required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution located in Charlotte, North Carolina. Generally, balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per account including all certificate of deposit and money market accounts. At times during the year, the Company maintained a balance in excess of the FDIC limit. As of December 31, 2016, the Company had less than $2,000 in uninsured cash balances.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of receivable. Management has determined collectability of accounts receivable is reasonably assured. The Company records an allowance for doubtful accounts and maintains a policy for fully reserving aged receivables 91 days or older. The Company does not deem an allowance necessary as of December 31, 2016.

Property and Equipment

Property and equipment are stated at cost. For financial reporting, depreciation is computed using the straight-line method and the Modified Accelerated Cost Recovery System is used for tax purposes. The following are the useful lives of assets by category:

Office and computer equipment	5-7 years
Furniture and fixtures	5-7 years

Revenue Recognition

Revenues from contingent based services are recognized when the contingency no longer exists; typically, when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

S Corporation – Income Tax Status

The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as an S Corporation for federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no income tax provision or liability for federal income taxes has been included in the financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2016, the date the financial statements were available to be issued.

NOTE B – LEASED FACILITIES

In November 2015, the Company entered into a new office lease. The new lease is for five (5) years and three (3) months commencing November 5, 2015 and ending February 28, 2021. The monthly rent started at $2,308 and is scheduled to escalate to $2,598 per month in December 2019. For 2016, total rent expense was $26,477. The following reflects the future minimum lease payments required under the new lease for future fiscal years:

2017	$ 28,609
2018	29,469
2019	30,350
2020	31,180
2021	5,197
Total	$ 124,805

NOTE C – PROPERTY AND EQUIPMENT

The Company reported $301 of depreciation expense for 2016. Property and equipment consists of the following as of December 31, 2016:

Office furniture and computer equipment	$ 3,508
Less: Accumulated depreciation	(332)
Total fixed assets, net	$ 3,176

NOTE D –REGULATORY REQUIRMENTS

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

NOTE E – CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or liabilities divided by 15 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2016, were as follows:

Net capital $173,460
Excess net capital $168,266
Net capital ratio (ratio of indebtedness to capital) 0.4491 to 1

NOTE G – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE H – PART I, FORM X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional office of the Securities and Exchange Commission.

ICG CAPITAL SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

Member's equity	$	224,048
Less:		
Other nonallowable assets		
Accounts receivable retainer		30,000
Prepaid expenses		3,638
Accounts receivble - member		9,157
Fixed assets, net		3,176
Refundable deposits		4,617
Net capital adjustments		50,588
Net capital	$	173,460
Aggregate indebtedness	$	77,908
Ratio of indebtedness to capital		44.91%

The Net Capital per the audited financial statements agrees to the Net Capital computation in the Focus Report filed for the quarter ended December 31, 2016.


Cherry Bekaert LLP
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
ICG Capital Securities, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) ICG Capital Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal years without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Charlotte, North Carolina
February 22, 2017

ICG CAPITAL SECURITIES, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS
December 31, 2016

Payee	Date		Amount
SIPC-7	2/7/2017	$	2,392.50
SIPC-6	7/7/2016	$	250.00


Cherry Bekaert LLP
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
ICG Capital Securities, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) ICG Capital Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal years without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Charlotte, North Carolina
February 22, 2017


Cherry Bekaert LLP
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
ICG Capital Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of ICG Capital Securities, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I (Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Charlotte, North Carolina
February 22, 2017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON AGREED-UPON PROCEDURES REQUIRED BY SEC RULE 17a-5(e)(4)

The Member
ICG Capital Securities, LLC LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation ("Form SIPC-7")) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by ICG Capital Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants as adopted by Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 22, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ICG Capital Securities LLC
201 South College Street
Suite 1610
Charlotte, NC 28244

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Upton (704)819-3882

2. A. General Assessment (item 2e from page 2) $ 2,642.50

B. Less payment made with SIPC-6 filed (exclude interest) (250.00)
7/7/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,392.50

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,392.50

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ICG Capital Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 7 day of February, 20 17.

Chief Executive Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/01/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,057,000

2b. Additions:

(1) Total revenues from the securities business ol subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining Item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $1,057,000

2e. General Assessment @ .0025 $2,642.50

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE, Arca, Inc.	
CHX	Chicago Stock Exchange, Incorporated	NASDAQ OMX PHLX	
		SIPC	Securities Investor Protection Corporation